Exhibit 99.6

ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

THREE AND NINE MONTHS ENDED OCTOBER 31, 2013

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

This Management Discussion and Analysis (“MD&A”) is dated December 20, 2013 and unless otherwise noted, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (“Financial Statements”) for the three and nine months ended October 31, 2013 and the comparative three and nine months ended October 31, 2012 and the notes thereto. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. Unless otherwise noted, all amounts reported herein are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and nine months ended October 31, 2013 are not necessarily indicative of the results that may be expected for any future period.

The Financial Statements include the Company’s wholly owned subsidiary, Manhattan Mining Co. (“Manhattan”), and the results of operations of Kentucky Standard Energy Company, Inc. (“Kentucky”), up to dissolution, both United States companies.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

The Company’s common shares are listed in the United States of America on the Over the Counter Bulletin Board “OTC:BB”, under the symbol RYSMF.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including in respect of the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about the Company’s business are more fully discussed under “Risk Factors” contained elsewhere in this MD&A. The Company assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

HIGHLIGHTS

Subsequent to October 31, 2013, payments of CDN $41,000 and $180,000 were made to the current directors and officers to settle all amounts owing and for the termination of their services.

On August 27, 2013, the Company’s wholly-owned subsidiary, Kentucky, entered into a settlement and release agreement with Pick & Shovel Mining (“Pick & Shovel”) and Roger and Jacqueline Stacy pursuant to which in consideration for a cash settlement payment of $8,000 and transfer of certain equipment by Kentucky to Pick & Shovel, the parties resolved to waive and release any claims relating to a prior claim between the parties (see below under “Contingencies” (b)). In addition, Kentucky relinquished its interest in a bond posted on Permit No. 919-0066 and Pick & Shovel agreed to be solely responsible for such Permit and all related claims and issues asserted by the Kentucky Energy and Environment Cabinet.

Subsequently, the Company submitted articles of dissolution for Kentucky to the Kentucky Secretary of State and Kentucky was dissolved on September 5, 2013.

On August 9, 2013, the Company and its wholly-owned subsidiary, Manhattan, completed the sale of its Fondaway Canyon and Dixie-Comstock Gold Properties (the “Assets”) to American Innovative Minerals LLC (“AIMLLC”). The Assets were sold on an “as is where is” basis for cash consideration of $144,000. In addition, as a condition to the closing of the transaction, Hale Capital Management, LP and Hale Capital Partners, LP (collectively, “Hale Capital”), delivered to the Company a full and final release and settlement relating to the legal action commenced by Hale Capital on September 27, 2011 (see below under “Contingencies” (c)). A stipulation of dismissal with prejudice was filed with the Supreme Court of the State of New York dismissing all claims against the Company and Manhattan in connection with that litigation.

Subsequently, the Company submitted articles of dissolution for Manhattan to the Nevada Secretary of State and Manhattan was dissolved on November 7, 2013.

Now that the Company has disposed of all of its property interests, it has no business operations, except to fund ongoing operations as a reporting issuer and to repay existing creditors and is currently seeking new business opportunities. Success in identifying a suitable new business for the Company is uncertain. Unless the Company can identify a suitable business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Without a suitable business opportunity and/or additional financing, the Company will be required to consider the basis on which it will continue as an entity. The Company has no operating revenues and therefore it must utilize current cash and cash equivalents to satisfy outstanding liabilities.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

OVERVIEW

The Company was a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing gold and precious metal deposits in Nevada. As a result of the recent transactions (see above under ‘Highlights”), the Company no longer holds any mining properties, has no business operations, except to fund ongoing operations as a reporting issuer and to repay existing creditors and is currently seeking new business opportunities.

GOING CONCERN

The Company’s Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss of $201,489 during the nine months ended October 31, 2013 (nine months ended October 31, 2012 - loss of $9,748,824), has an accumulated deficit of $39,463,841 (January 31, 2013 - $39,262,352). In addition, the Company has a working capital deficiency of $339,445 at October 31, 2013 (January 31, 2013 - $252,103).

Management continued its process of raising funds through the sale of its remaining property interests. The Company’s ability to continue to meet its obligations is uncertain and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. With the disposal of its remaining property interests, as noted above under “Highlights”, the Company has no remaining property interests and no business operations, except to fund ongoing operations as a reporting issuer and to repay existing creditors and is currently seeking new business opportunities. Success in identifying a suitable new business for the Company is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to repay its outstanding liabilities. If the Company is unable to extinguish all of its outstanding liabilities, the going concern assumption will not be valid. The Financial Statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

MINERAL PROPERTIES

Fondaway Canyon and Dixie-Comstock Projects

As noted above under “Highlights”, the Company disposed of these gold properties on August 9, 2013.

During the nine months ended October 31, 2013, the Company’s exploration and evaluation expenditures on these projects were $63,573 (nine months ended October 31, 2012 - $58,017). For a detailed description of the exploration and evaluation expenditures by property, refer to “Additional Disclosure For Venture Issuers Without Significant Revenue” below.

Kentucky Project

As noted above under “Highlights”, the Company completed a settlement and release agreement on August 27, 2013, disposing of this project, including the release of any prior claims between the parties, the relinquishment of the posted bond in the amount of $178,700, the transfer of certain equipment, the removal of the asset retirement obligation (“ARO”), in the amount of $109,949 and the transfer of all related claims and issues asserted by the Kentucky Energy and Environment Cabinet. The known claims totaled $145,000. As a result, a gain on settlement of $48,091 was recorded.

During the nine months ended October 31, 2013, the Company incurred exploration and evaluation expenditures of $23,660 (nine months ended October 31, 2012 - $57,910) on this project. For a detailed description of the exploration and evaluation expenditures by property, refer to “Additional Disclosure For Venture Issuers Without Significant Revenue” below.

Recording of Asset Retirement Obligations

Under the guidance of IAS 37, the Company has recorded AROs on the Fondaway Canyon and Dixie-Comstock Projects in the amount of $2,978, representing the net present value of the estimated costs to restore each property to its original condition, assuming future payments of $4,750 being made over a ten year period from the date of initial assessment of the AROs and a discount rate of 10%.

As a result of the recent transactions noted above under ‘Highlights”, the previously recorded ARO of $109,949 related to the Kentucky Project is no longer the responsibility of the Company. In addition, the reclamation bond which was posted in the amount of $178,700 for this Project has been relinquished to the new owners.

The reclamation bonds on the Company’s recently disposed of gold properties totaled $9,550. The Company is currently working with the Nevada Bureau of Land Management to collect one or both of these bonds. Once collected, the related AROs will be adjusted accordingly.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

ENVIRONMENTAL LIABILITIES

The Company’s projects in Nevada were subject to regulation and permitting by the Nevada Division of Environmental Protection (“NDEP”) and in Kentucky, by the Kentucky Division of Mine Reclamation and Enforcement and the Kentucky Division of Mine Permits, both divisions of the Kentucky Energy and Environment Cabinet. The Company is not aware of any other environmental liabilities or obligations associated with its past mining interests. All of the Company’s remaining property interests were disposed of in August 2013. The Company believes it conducted its operations in a manner that was consistent with governing environmental legislation.

OVERALL PERFORMANCE

The Company’s net loss for the nine months ended October 31, 2013 was $201,489 ($0.00 loss per share) and for the nine months ended October 31, 2012 $9,748,824 ($0.12 loss per share), a reduction of $9,547,335. The reduction in net loss relates to the reduced exploration activity as a result of the sale of all property interests, a reduction of $2,974,070 in total exploration and evaluation expenditures and a decrease in administrative expenses of $2,260,487, primarily as a result of lower corporate development costs, lower professional fees, including a reversal of legal fees previously accrued related to the dismissal of the Hale Capital litigation and lower share-based payments, as a result of no new granting of stock options during the current nine months ended October 31, 2013.

Also contributing to the overall reduction in expenses was a gain in the current period on the lawsuit settlement and release of $48,091 with Pick & Shovel and Roger and Jacqueline Stacy described above, the gain in the current period of $123,228 on the sale of the Fondaway Canyon and Dixie-Comstock Gold Properties described above and the absence of finance costs of $4,145,177, due to the assumption of the previous Gold Stream Facility by Scorpio Gold Corporation and its wholly-owned subsidiary, Goldwedge LLC, (together “Scorpio”), on December 17, 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

	Ended Oct-31 2013 $	Ended Jul-31 2013 $	Ended Apr-30 2013 $	Ended Jan-31 2013 $	Ended Oct-31 2012 $	Ended Jul-31 2012 $	Ended Apr-30 2012 $	Ended Jan-31 2012 $
Revenue	-	-	-	-	-	-	-	-
Net (loss) income	40,418	(49,485)	(192,422)	15,039,966	(3,858,506)	(3,658,212)	(2,232,106)	(2,723,698)
Basic & diluted (loss) income per share	0.00	(0.00)	(0.00)	0.18	(0.05)	(0.04)	(0.03)	(0.03)
Total assets	342,690	577,680	880,833	3,155,535	6,514,318	6,424,898	4,702,352	3,653,198
Total long- term financial liabilities	2,978	112,856	110,178	107,647	150,155	306,544	2,503,389	3,258,276

FINANCIAL PERFORMANCE

REVIEW OF THIRD QUARTER FINANCIAL RESULTS

Revenue

No revenue has been earned during the three months ended October 31, 2013 or any previous periods on any of the Company’s properties.

Expenses

The Company’s net income for the three months ended October 31, 2013 was $40,418 ($0.00 income per share) compared to a net loss of $3,858,506 ($0.05 loss per share) for the three months ended October 31, 2012, a reduction of $3,898,924. The primary reasons for the significant reduction in the loss over the prior year’s three month period to a gain for the current period, was the result of both reduced exploration and evaluation expenditures on the Company’s properties, a reduction in general and administrative expenses, the absence of finance fees (the result of the assumption of the previous Gold Stream Facility by Scorpio on December 17, 2012), the gain on settlement and release of $48,091 with Pick & Shovel and Roger and Jacqueline Stacy noted above and the gain in the current period of $123,228 on the sale of the Fondaway Canyon and Dixie-Comstock Gold Properties noted above.

Up to the date of sale of the Company’s remaining property interests (as noted above under “Highlights”), the Company incurred minimal exploration and evaluation expenditures.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

General and administrative expenses decreased by $88,635, mainly attributable to a reduction in share-based payments of $50,566 as a result of the lower charge to operations on the vesting of the stock options issued on January 20, 2012, and a reduction in corporate development of $25,372 and office and general of $29,406 as the Company cut costs to conserve cash and focused on the disposal of all its remaining property interest. This was partially offset in an increase in professional fees as a result of increased legal services.

Also contributing to the overall reduction in expenses was the absence of finance costs of $3,144,069, due to the assumption of the previous Gold Stream Facility by Scorpio on December 17, 2012.

REVIEW OF NINE MONTH FINANCIAL RESULTS

The Company’s net loss for the nine months ended October 31, 2013 was $201,489 ($0.00 loss per share) compared to a net loss of $9,748,824 ($0.12 loss per share) for the nine months ended October 31, 2012, a reduction of $9,547,335. The primary reasons for the significant reduction in the loss over the prior year’s nine month period, was the result of both reduced exploration and evaluation expenditures on the Company’s remaining properties, a reduction in general and administrative expenses and the absence of finance fees, the result of the assumption of the previous Gold Stream Facility by Scorpio on December 17, 2012.

With the sale of the Goldwedge and Piñon property interests and related assets thereto to Scorpio on December 17, 2012, the Company incurred minimal exploration and evaluation expenditures on its remaining projects, including Fondaway Canyon, Dixie-Comstock and Kentucky, prior to their disposal in August 2013, as noted above under “Highlights”. The most significant expenditure on the remaining properties related to consulting, wages and salaries of $19,711 and property acquisition costs of $35,000 on the Fondaway Canyon and Dixie-Comstock Projects. The consulting wages and salaries consisted of services provided primarily by the remaining employee in Nevada, the previous general manager at the Goldwedge Project, who assisted and met with parties interested in purchasing these properties. He was terminated on June 21, 2013. And, the most significant expenditure on the Kentucky Project was office and general which included various expenses including professional fees in connection with legal advice on the Kentucky property. The remaining exploration and evaluation expenditures on the properties were less significant and included travel, office and general and depreciation.

General and administrative expenses decreased by $2,260,487, mainly attributable to a reduction in professional fees of $1,565,023, as a result of a reduction in legal fees from fewer ongoing claims, including a reversal of legal fees previously accrued, as a result of the dismissal of the Hale Capital litigation. In addition, corporate development costs were lower by $150,442, as a result of the absence of investor relations consulting, an annual general meeting and website updates and improvements and lower share-based payments of $400,126, as a result of the lower charge to operations on the vesting of the stock options issued on January 20, 2012 along with the impact on the nine months ended October 31, 2013 of the resignation of a director on January 2, 2013.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

Also contributing to the overall reduction in expenses was the absence of finance costs of $4,145,177, due to the assumption of the previous Gold Stream Facility by Scorpio on December 17, 2012.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating cash flow and has to date, financed its mineral exploration activities and its ongoing expenditures, primarily through equity transactions such as equity offerings, the exercise of warrants and other financing arrangements. The Company believes that additional financing will be required to fund its operating expenses as it searches for suitable assets and businesses to merge with or acquire.

As at October 31, 2013, the Company had cash and cash equivalents of $319,863. Cash provided by operating activities was $595,070 for the nine months ended October 31, 2013. During the nine months ended October 31, 2013, the Company experienced a net increase of $950,741 in non-cash working capital items, which was due to a decrease in sundry receivables and prepaids of $2,698,728, offset by a decrease in accounts payable and accrued liabilities of $1,747,987. Cash used in financing activities consisted of $600,000 of other advances paid which was partially offset by the proceeds from sale of property interests, net of transaction costs of $123,228. As at October 31, 2013 and the date hereof, the Company had met its capital commitment obligations to keep its property agreements in good standing.

The Company's approach to managing liquidity risk has been to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2013, the Company had cash and cash equivalents of $319,863 compared to $201,565 as at January 31, 2013, to settle current liabilities of $672,585 compared to $3,195,672 as at January 31, 2013. The Company currently does not have sufficient cash and cash equivalents to settle current liabilities. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

As at October 31, 2013 and the date hereof, the Company had 83,953,825 common shares issued and outstanding and stock options outstanding to acquire 2,850,000 common shares of the Company. And, of the 2,850,000 stock options outstanding, 2,350,000 were exercisable, that would raise $595,000, if exercised in full. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is invested in highly liquid bank-backed guaranteed investment certificates.

The Company has an investment in Sharpe Resources Corporation (“Sharpe”), a Canadian publicly held company. The Company believes that the certificate representing the Sharpe shares was in the possession of former management of the Company. Current management has been unable to locate the certificate and the Company is currently attempting to have Sharpe and/or its transfer agent issue a replacement certificate. If a replacement certificate is not obtained in due course, management may consider taking other action to obtain a replacement certificate including initiating a legal claim. With a replacement certificate, the Company would be in a position to sell the shares to raise funds to settle outstanding obligations. As a result, the Company has taken a loss of $29,999 on its investment in the current nine months ended October 31, 2013, writing down the investment to $1.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

CONTRACTUAL OBLIGATIONS

(a) Under the terms of the option agreement with Sharpe, the Company was required to incur expenditures of $2,000,000 in total by December 9, 2011 to exercise its option. The Company exercised this option on December 7, 2011. Pursuant to the terms of the option agreement, the Company requested Sharpe to provide additional cash to the Kentucky Project, to match that of the Company, which had exceeded $2,000,000. As of the date hereof, Sharpe had not responded. With the completion of the settlement and release agreement on August 27, 2013, as noted above under “Highlights”, the Company is no longer a party to the option agreement.

(b) The Company had an employment contract dated January 1, 2011 with the former Chief Executive Officer (“former CEO”). The contract was for a term of five years, allowing for a base salary of $250,000 per year and also providing for an additional annual bonus payment at the discretion of the Board of Directors. The contract also contained termination provisions entitling the former CEO to receive the greater of three years basic compensation and the amount outstanding for the remainder of the term of the employment agreement only if he is terminated other than for cause or if he terminated his employment for “good reason” which includes material failure by the Company to substantially comply with the terms of the employment agreement. Management has determined that the former CEO is not entitled to any additional compensation since he was terminated with cause.

The Company’s principal focus continues to be funding ongoing operations as a reporting issuer and paying existing creditors. The Company has no operating revenues and therefore it must utilize its current cash reserves, funds obtained from the exercise of stock options and other financing transactions, in order to maintain its capacity to meet ongoing discretionary operating activities. The Company does not have sufficient funds on hand to meet its current operating requirements and outstanding liabilities; therefore, the Company will continue to negotiate with existing suppliers to settle outstanding liabilities. If the Company is not able to negotiate with existing suppliers on a favorable basis, this could have a material adverse effect on the business, operations and future prospects of the Company and could cause the Company to cease operations or no longer continue to operate as a going concern. See “Risk Factor – Capital Investment.”

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

RELATED PARTY TRANSACTIONS

Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended October 31,		Nine Months Ended October 31,
	2013 ($)	2012 ($)	2013 ($)	2012 ($)
Salaries and benefits paid to directors and officers (1)	68,502	85,211	202,516	260,911
Share-based payments	17,871	77,330	16,400	393,478

(1)

Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company, except for Ken Strobbe, a former director, who had a contract with the Company providing mine consulting services at the Goldwedge Project totaling $nil for the three and nine months ended October 31, 2013 (three and nine months ended October 31, 2012 - $9,200 and $73,607, respectively), included under consulting, wages and salaries for the Goldwedge Project. The contract terminated on September 14, 2012. And, the current Interim President and Chief Executive Officer whose services while a director were $45,112 and $135,146 for the three and nine months ended October 31, 2013 (three and nine months ended October 31, 2012 - $nil and $nil, respectively), included above. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000 for the nine months ended October 31, 2012, included above, for providing consulting services in connection with the Kentucky Project.

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Services provided by Equity totaled $nil and $1,519 for the three and nine months ended October 31, 2013 (three and nine months ended October 31, 2012 - $1,353 and $8,443, respectively).

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and preferred shares. As at October 31, 2013 and the date hereof, the Company had 83,953,825 common shares outstanding and the following stock options outstanding:

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

Number of Options	Exercise Price	Expiry Date
550,000	$0.10	June 26, 2014
2,300,000	$0.30	January 20, 2017

2,350,000 of the outstanding stock options are exercisable.

CONTINGENCIES

(a)

The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b)

The Company received an action against it in respect of the Kentucky Project whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and was working on resolving the issue. In the meantime, the DMER had issued penalties of $145,000 and was seeking forfeiture of the Company’s reclamation bond in the amount of $178,700. These penalties have been included in accounts payable and accrued liabilities in the Financial Statements.

On August 27, 2013, the Company settled this claim through a settlement and release agreement, as noted above under “Highlights”.

(c)

On September 27, 2011, Hale Capital commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale Capital to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital was seeking the “right to participate” in financing the Company on no less favorable terms and conditions as was agreed upon between the Company and Waterton Global Value, LP on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale Capital was also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled approximately $376,170, as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary, Manhattan. Management had estimated these expenses at $330,000 and had accrued this amount in the accounts for the year ended January 31, 2012. Subsequently, an additional amount of approximately $175,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

As noted above under “Highlights”, the transaction completed on August 9, 2013, resulted in a full and final release and settlement to this legal action. As a result, the previous outstanding and additional legal expenses (including interest) in the amount of $175,000 have been removed from accounts payable and accrued liabilities and professional fees.

(d)

The Company’s wholly-owned subsidiary, Manhattan, received several documents filed in various district courts, one in Shelby County Chancery Court, Memphis, Tennessee and one in Elko County District Court, Elko, Nevada, from certain suppliers seeking payment of unpaid services provided to Manhattan and where applicable, interest and court costs. In addition, one of the supplier’s is seeking compensation for unjust enrichment. Management attempted to settle both claims on several occasions, but was unsuccessful.

As noted above, Manhattan has been dissolved and is unable to settle these claims.

OFF BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The Financial Statements for the three and nine months ended October 31, 2013 and 2012 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements for the three and nine months ended October 31, 2013 and 2012 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 3 of the audited consolidated financial statements for the years ended January 31, 2013 and 2012 which can be found on SEDAR www.sedar.com:

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

Critical accounting estimates

  the recoverability of sundry receivables that are included in the consolidated statements of financial position;
  the inputs used in accounting for share based payment transactions in the consolidated statements of operations.
  Contingencies, as noted above under “Contingencies” and in note 16 to the consolidated financial statements.

Critical accounting judgments

  the categorization of financial assets and liabilities is an accounting policy that requires management to make judgments or assessments;
  management's assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period;
  the measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets;
  going concern presentation of the consolidated financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due; and
  management's determination that the functional currency of the Company and each of its subsidiaries is the United States Dollar.

NEW ACCOUNTING PRONOUNCEMENTS

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective as at a date to be determined. Earlier adoption is permitted.

(ii) IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

CHANGE IN ACCOUNTING POLICIES

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

IAS 1 Presentation of Financial Statements

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

IAS 28 Investments in Associates and Joint Ventures

IAS 28 was issued by the IASB in May 2011 and supersedes IAS 28-Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. IAS 28 also provides guidance on how the equity method of accounting is to be applied and also prescribes how investments in associates and joint ventures should be tested for impairment. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s unaudited condensed interim consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its deficiency to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive income which as at October 31, 2013 totaled $332,873 (January 31, 2013 - $147,784). Included in the Financial Statements is an accumulated deficit of $39,463,841 as at October 31, 2013 (January 31, 2013 – $39,262,352).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the nine months ended October 31, 2013 and 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash, when present, in guaranteed investment certificates, banker’s acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy. At October 31, 2013 and the date hereof, the Company did not have any interest bearing debt.

The Company’s functional and reporting currency is the US dollar and major purchases are transacted in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

  Cash, sundry receivables and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at October 31, 2013, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive loss would be affected by approximately $1,500.
  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depended upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There was no assurance that, even as commercial quantities of coal and precious metals may have been produced in the future, a profitable market would have existed for them. A decline in the market price of coal and precious metals may have also required the Company to reduce its mineral properties, which could have had a material and adverse effect on the Company’s value. As at October 31, 2013 and the date hereof, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company’s liquidity and its ability to meet its ongoing obligations. See “Risk Factors”.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors below.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

Possible Strategic Opportunities and Transactions

With the disposal of its remaining property interests, the Company has no mining properties and no business operations and is currently seeking new business opportunities. The Company will evaluate from time to time strategic opportunities to acquire or invest in assets and businesses. These acquisitions or investments may be significant in size, may change the scale of the Company’s business and may expose it to new geographic, political, operating, financial and geological risks. In addition, the Company will from time to time seek possible strategic opportunities that may be in the best interests of the Company and accretive to its shareholders. The Company’s success in pursuing any such strategic opportunities depends on, among other things, its ability to identify suitable candidates and enter into arrangements with such candidates on acceptable terms. Any strategic opportunity that the Company may pursue would be accompanied by risks, such as the difficulty of completing a strategic transaction and, if completed, the difficulty of integrating operations, if appropriate; potential disruption to the Company’s processes; the inability of management to maximize the financial and strategic position of the Company; additional expenses and resources associated with pursuing and/or completing such opportunities; possible dilution of the Company’s shareholders or its interest in its subsidiaries, joint ventures and/or assets; and potential unknown risks and liabilities associated with assets and businesses in whom the Company invests or enters into some other strategic transaction, among other things. There can be no assurance that the Company will be successful in identifying, pursuing or completing any proposed or future strategic opportunity or that the Company will be successful in overcoming any risks associated with any proposed, completed or future strategic opportunity pursued by the Company. Accordingly, such strategic opportunities and transactions may have a material adverse effect on the Company’s business, results of operations, financial condition, assets, cash flows and liquidity. In addition, there may be no right for shareholders to evaluate the merits or risks of any future strategic transaction undertaken by the Company except as required by applicable laws and regulations.

Ability to Continue as a Going Concern

The Company’s ability to continue as a going concern is uncertain and is dependent upon its ability to identify a suitable new business for the Company. Success in identifying a new business is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Any material delays, or failure of, identifying a suitable business opportunity and/or obtaining additional financing in the near term is likely to have a material adverse impact on the business, operations and prospects of the Company and the ability of the Company to raise adequate financing and re-commence business operations, which in turn is likely to have a material adverse impact on the Company's business, assets and financial condition.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

Exploration Stage Company and Exploration Risks

The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in the United States and, as such, is engaged in a highly speculative business. The properties of the Company had no established reserves. There was no assurance that any of the projects could be mined profitably. Accordingly, it was not assured that the Company would have realized any profits in the short to medium term, if at all, from its past mineral properties. Any profitability in the future from the business of exploration would have been dependent upon developing and commercially mining an economic deposit of minerals, which in itself, is subject to numerous risk factors. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration, development and production programs of the Company would have resulted in profitable commercial mining operations. The profitability of the Company’s operations were, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures were required to establish reserves that would have been sufficient to commercially mine some of the Company’s properties and construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

No History of Profitability from Mineral Exploration

The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and would have required additional financing to have further explored, developed, acquired, retained and engaged in commercial production on its previous property interests.

Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

Environmental Risk

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which could have adversely affected the Company or required it to expend significant funds.

Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, sundry receivables and reclamation bonds. As of the date hereof, the Company has no significant concentration of credit risk arising from operations. While cash and reclamation bonds are held with reputable financial institutions and/or state authorities from which management believes the risk of loss to be minimal, there can be no assurances that such institutions and/or state authorities will not encounter economic difficulties, which may, in turn, have a material adverse effect on the Company.

Liquidity Risk

There is a risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. However, since the Company does not have any revenue, the Company currently does not have sufficient cash resources to meet outstanding liabilities as they become due.

Capital Investment

Due to the recent downturn in mining and financial markets, it has become significantly more difficult for junior exploration companies to affect financings and the Company has determined not to actively seek financing at this point. If and when the Company seeks to secure financing, there is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. If the Company is unable to raise capital now or when required in the future, and other financing sources, such as collaborative arrangements and joint ventures, are not available, the Company may be required to further reduce general and administrative expenses. Any such action could have a materially adverse effect on the business, operations and future prospects of the Company and could cause the Company to cease operations or no longer continue to operate as a going concern.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base, precious metal or coal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees

The Company’s business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company. The Company does not currently have any employees.

Litigation Risk

The Company has been named as a defendant in various legal proceedings as noted above under “Contingencies”, some of which have been settled, but may be threatened with, or named as a defendant in, or may become subject to additional legal proceedings. Defending lawsuits could require substantial amounts of management attention, which could divert its focus from operations and could materially adversely affect the Company’s financial condition. A significant judgment against the Company or the imposition of a significant fine or penalty as a result of a finding that the Company failed to comply with laws or regulations could have a significant adverse impact on the Company’s business, financial condition and results of operations.

RISK MANAGEMENT

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

In contrast to the certificate required for Non-Venture Issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following tables sets forth a breakdown of the components of general and administrative expenditures and exploration and evaluation expenditures on mineral properties for the Company, for the three and nine months ended October 31, 2013 and 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

General and Administrative:

	Three Months Ended October 31,		Nine Months Ended October 31,
	2013 ($)	2012 ($)	2013 ($)	2012 ($)
Corporate development	1,241	26,613	10,989	161,431
Insurance	7,797	8,739	21,978	21,324
Office and general	3,247	32,653	24,702	56,612
Professional fees	71,084	29,162	(34,801)	1,530,222
Consulting, wages and salaries	68,501	85,120	202,515	282,825
Share-based payments	17,871	68,437	16,400	416,526
Travel	8,382	15,927	21,893	54,899
Depreciation	-	107	-	324
Total	178,123	266,758	263,676	2,524,163

Exploration and Evaluation Expenditures on Mineral Properties

	Three Months Ended October 31,		Nine Months Ended October 31,
	2013 ($)	2012 ($)	2013 ($)	2012 ($)
Goldwedge Project
Travel	-	13,859	-	40,513
Mine development costs	-	184,092	-	2,009,487
Drilling	-	863	-	62,595
Consulting, wages and salaries	-	153,554	-	753,925
Office and general	-	(31,030)	-	32,185
Supplies, equipment and transportation	-	19,600	-	47,171
Claim staking and maintenance fees	-	22,168	-	22,168
Milling costs	-	19,535	-	151,035

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2013
Discussion Dated December 20, 2013

Depreciation	-	30,130	-	89,589
Net proceeds from sale of exploration and development ore	-	(153,492)	-	(367,883)
Total Goldwedge Project	-	259,279	-	2,840,785

Piñon Project
Property acquisition costs	-	28,940	-	38,658
Consulting, wages and salaries	-	-	-	28,247
Office and general	-	7,354	-	11,486
Claim staking and maintenance fees	-	26,200	-	26,200
Total Piñon Project	-	62,494	-	104,591

Fondaway Canyon and Dixie-Comstock Projects
Property acquisition costs	-	-	35,000	35,000
Consulting, wages and salaries	(18,750)	23,017	19,711	23,017
Travel	1,216	-	5,714	-
Office and general	1,118	-	3,148	-
Total Fondaway Canyon and Dixie-Comstock Projects	(16,416)	23,017	63,573	58,017

Kentucky Project
Office and general	-	1,593	20,102	6,313
Penalty	-	45,000	-	45,000
Depreciation	-	2,199	3,558	6,597
Total Kentucky Project	-	48,792	23,660	57,910

Total exploration activities	(16,416)	393,582	87,233	3,061,303